Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Six Months Ended
(In millions)	June 30,

	2012	2011

Portion of rentals representing interest,
including discontinued operations	$11	$39

Capitalized interest,
including discontinued operations	37	165

Other interest and fixed charges,
including discontinued operations	111	129

Total fixed charges (A)	$159	$333

Earnings-pretax income with
applicable adjustments (B)	$2,920	$2,141

Ratio of (B) to (A)	18.36	6.43